Exhibit 99.2

Extraordinary General Meeting in Forward Pharma A/S

An extraordinary general meeting in Forward Pharma A/S will be held on Monday 20 July 2015 at 2:00 p.m. (CET) at the company’s premises, Østergade 24A, 1st floor, 1100 Copenhagen K, Denmark.

PROXY/VOTING BY CORRESPONDENCE FORM

Name:

Address:

(Please use CAPITAL LETTERS)

I/we hereby authorise by proxy/submit written votes (voting by correspondence) in accordance with the indications below:

Please check off field A), B), C) or D):

A)	☐	Proxy is granted to a named third party (deadline Friday 17 July 2015 (CET)):

Name:

Address:

(Please use CAPITAL LETTERS)

or

B)	☐	Proxy is granted to the board of directors (or order) to vote in accordance with the board of directors’ proposals as set out in the table below (deadline Friday 17 July 2015 (CET)).

or

C)	☐

Check-the-box Proxy is granted to the board of directors (or order) to vote as stated below. Please check off the boxes “FOR”, “AGAINST” or “ABSTAIN” to indicate your vote (deadline Friday 17 July 2015 (CET)).

or

D)	☐

Written votes (voting by correspondence) are submitted as stated below. Written votes cannot be withdrawn. Please check off the boxes “FOR”, “AGAINST” or “ABSTAIN” to indicate your vote (deadline Sunday 19 July 2015 (CET)).

Agenda

The full agenda is included in the notice to convene the extraordinary general meeting.

If the votes attached to a shareholder’s shares are cast differently in relation to a specific agenda item, this shall be indicated in the table below.

AGENDA ITEMS		FOR	AGAINST	ABSTAIN	RECOMMENDATION FROM THE BOARD

(a)	Election of two new members to the board of directors

1)	Jakob Mosegaard Larsen	☐	☐	☐
FOR
(Indicate votes if cast differently (no. of shares)):

2)	Grant Hellier Lawrence	☐	☐	☐
FOR
(Indicate votes if cast differently (no. of shares)):

(b)	Authorization of the chairman of the general meeting	☐	☐	☐
FOR
(Indicate votes if cast differently (no. of shares)):

If the form is only dated and signed, it will be regarded as a proxy to the board of directors to vote in accordance with the recommendations of the board of directors as stated above.

If the form is only partially completed, votes will be cast in accordance with the recommendations of the board of directors as stated above with respect to the non-ticked off boxes.

The proxy applies to all business transacted at the extraordinary general meeting. In the event that new proposals are submitted, including amendments or proposals for election of members to the board of directors or auditor not on the agenda, the proxy holder will vote on your behalf according to his/her best belief. Written votes (voting by correspondence) will be taken into account if a new or an amended proposal is substantially the same as the original.

The proxy/voting by correspondence is valid for the number of shares that the undersigned is registered as owner of in the register of shareholders of the company as of Monday 13 July 2015 (CET) or the number of shares held which the undersigned has notified the company of on or before Monday 13 July 2015 (CET).

Date:              2015

Name:	Name:
Title:	Title:

The dated and signed form, if used as a proxy (box A-C above), must reach Forward Pharma A/S by Friday 17 July 2015 (CET) either by email (art@forward-pharma.com) or by ordinary mail. If the form is used for written votes (voting by correspondence)(box D above), the form must reach Forward Pharma A/S no later than Sunday 19 July 2015 (CET) either by email (art@forward-pharma.com) or by ordinary mail.